31st August 2017

Results for announcement to the market

Preliminary Final Report of
Mission NewEnergy Limited
for the year ended 30 June 2017

ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:
Year ended 30 June 2017

Previous Corresponding Period:
Year ended 30 June 2016

This report should be read in conjunction with the most recent annual report.

Mission NewEnergy Limited

For the Year Ended 30 June 2017

Revenue and Net Profit/(Loss)
		Percentage change %		Amount $
Revenue from ordinary activities	Down	81%	to	7,777

EDITDA	Down	103%	to	-4,508,691

Profit/(loss) from ordinary activities after tax attributable to members	Down	103%	to	-4,512,430

Net profit/(loss) attributable to members	Down	95%	to	-4,550,604

Net Tangible Assets Per Security	2017 $ per share	2016 $ per share
Net tangible asset per security	0.005	0.12

Dividends (Distributions)	Amount per security	Franked amunt per security
Final dividend	Nil	Nil

Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)
Summary of results

Sales revenue amounted to $NIL (2016: $NIL) and other income for the Group amounted to $7,777 (2016: $41,960). Net cash (used)/generated in operating activities was ($978,724) (2016: $2,077,633 used). The net (loss)/profit of the Group amounted to ($4,550,604) (2016: $2,328,545 loss).

Review of Operations
Corporate
On 5 December 2016, the Company announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group (“AUS”, “VENDORS”), a leading manufacturer of building materials products in Australia. Key highlights about the group are:
● Acquisition of 100% of business units of AUS by issuance of Shares in Mission and cash
● 30 year old Australian Manufacturing and Distribution Company
● Unaudited revenue of approximately $28 million in FY2016
● Well Positioned for future growth as a diversified manufacturer with barriers to import competition
● This transaction constitutes a reverse takeover and it is expected that MBT shareholders shall be diluted by approximately 90%.
o the transaction requires security holder approval under the Listing Rules and therefore may not proceed if that approval is not forthcoming;
o MBT is required to re-comply with ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
o ASX has an absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion.
● Transaction subject to conditions precedent by both MBT and AUS
● MBT Board and management shall materially change at the discretion of AUS group
● The business units include Polyurethane Chemicals and Coatings, Insulation foams, Polystyrene foam and CUPOLEX® structural domes. These business units provide a vertically integrated platform for the manufacture and distribution of products from three manufacturing locations in Australia, and sales and distribution operations in Australia and New Zealand. AUS’s business unit, CUPOLEX® a product, for which it holds the distribution rights for Australia, New Zealand, India, South Africa & Pacific Rim. CUPOLEX® provides a cost effective and environmentally friendly alternative to traditional concrete slab construction.
About the Proposed Transaction
The transaction will involve Mission wholly acquiring the business operations of AUS with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”).
The RTO shall be effected by completion of a funding round and compliance with relevant ASX listing rules. A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:

● Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all net distributable proceeds to be distributed to Mission’s existing Shareholders

● Change of Directors and Executives

● Change of Company Name

● Change of ASX Code

● Capital Raise target of A$17 million

● Consolidation of existing MBT Shares

● Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX.

In the event that the transaction is not completed Mission may be required to re-comply with ASX listing rules in any event.

Shareholder Approval
The acquisition, capital raising and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11. A notice of general meeting containing further details of the approvals being sought will be released to shareholders. The board of directors of MBT is unanimous in its support of the revised corporate strategy and the acquisition of the AUS business operations and each director intends to vote in favour of the resolutions contemplated in respects to their shareholding.
As at the date of this report, both the Aus Group and the Mission Group continue to work towards completing the conditions precedent, which include:
● The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements. This restructure and pre-funding shall be at the sole discretion of AUS and shall not require any action by MBT.
● The completion of shareholder and ASX approval by Mission, sale of Joint Venture investment and completion of due diligence.
As at the date of this report it is the intention of both Mission and Aus Group to proceed with the RTO

Biodiesel feedstock Segment
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. The joint venture partners are Felda Global Ventures Holdings Berhad, the world’s largest palm oil producer, and Benefuels, a US based company with a ground breaking disruptive and patented technology process that allows refineries to be operated using substantially lower cost feedstock. As part of the aforementioned RTO announced to the market in December 2016, the Group is required to dispose of the shares held in the Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on balance sheet with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.
In assessing the carrying value of the investment, the following factors were considered by the Directors:
o Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

Given that the Group has entered into this agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL during the current financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group.
During the financial year, an amount retained by FGVGE (A$1.06 million) on the sale of the refinery in 2015 by the Group, was released, and under the terms of the Convertible note settlement of that time, the same amount was paid to noteholders.

Capital Markets and Funding
There have been no Capital Market matters undertaken during the current financial year.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED 30 JUNE 2017
	Note	2017	2016
		$	$
Other income	2	7,777	41,960
Total revenue		7,777	41,960
Director and Employee benefits expense		(467,220)	(1,090,634)
Net foreign exchange (losses)/gains		(10,874)	(339,576)
Consultants’ expenses		(13,017)	(9,301)
Impairment of subsidiary loan		(4,384)	-
Regulatory expenses		(40,228)	(28,645)
Travel expenses		(66,488)	(188,092)
Rental expenses		(11,986)	(17,039)
Other expenses		(294,233)	(586,192)
Depreciation and amortisation expenses		(487)	(175)
Impairment of investment in associate	14	(3,608,038)	-
Profit/(Loss) before income tax		(4,509,178)	(2,217,694)
Income tax (expense)/benefit		(3,252)	(844)
Net Profit /(Loss) before non-controlling interest		(4,512,430)	(2,218,538)
Share of net (loss)/profit of associate accounted for using the equity method		(38,174)	(110,007)
(Loss)/Profit for the year		(4,550,604)	(2,328,545)
(Loss)/Profit is attributable to:
Owners of Mission NewEnergy Ltd		(4,550,604)	(2,328,545)
Non-controlling interests		-	-
		(4,550,604)	(2,328,545)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	8	(0.11)	(0.06)
Diluted (loss)/earnings per share (dollars)	8	(0.11)	(0.06)

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	8	(0.11)	(0.06)
Diluted earnings/(loss) per share (dollars)	8	(0.11)	(0.06)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2017

	Note	2017	2016
		$	$
Current Assets
Cash and cash equivalents	6	387,840	1,400,538
Trade and other receivables		6,134	1,117,594
Other assets		3,751	4,166
Total current assets		397,725	2,522,298

Non-Current Assets
Property, plant and equipment		1,748	2,455
Investments accounted for using the equity method		-	3,646,211
Other Assets		-	-
Total non-current assets		1,748	3,648,666
Total Assets		399,473	6,170,964
Current Liabilities
Trade and other payables	4	21,072	104,157
Short-term provisions	4	183,885	1,301,541
Total liabilities		204,957	1,405,698
Net Assets		194,516	4,765,266

Equity
Issued capital	523,197	523,197
Reserves	1,184,653	1,204,799
(Accumulated losses)	(1,513,334)	3,037,270
Non-controlling Interests	-	-
Total Equity/(Deficiency)	194,516	4,765,266

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2017
	Note	2017 $	2016 $
Cash Flows From Operating Activities
Receipts from customers		-	-
Payments to suppliers and employees		(983,193)	(2,118,132)
Interest received		7,718	41,347
Income tax paid		(3,249)	(848)
Net cash generated / (used in) operating activities		(978,724)	(2,077,633)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		-	(2,618)
Retention released		1,056,870	-
Payable associated with retention settled		(1,056,870)	-
Settlement payment of legal dispute		-	(4,040,886)
Amounts released/(placed) on deposit for legal dispute		-	4,040,886
Asset sale retention deposit		-	332,333
Net cash provided from investing activities		-	329,715

Cash Flows From Financing Activities
Repayments of borrowings		-	-
Net cash provided / (used by) by financing activities		-	-
Net Increase (Decrease) In Cash And Cash Equivalents		(978,724)	(1,747,918)
Cash and cash equivalents at beginning of the financial year		1,400,539	3,150,776
Effects of exchange rate fluctuations of cash held in foreign currencies		(33,975)	(2,320)
Cash And Cash Equivalents At End Of Financial Year	6	387,840	1,400,538

Mission NewEnergy Limited
___________________________________________________________________

Notes to the Preliminary Final Report
For the Year Ended 30 June 2017

	1.	Basis of Preparation
		This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.
		The accounting policies adopted in the preparation of the preliminary final report are materially the same as those disclosed in the 2016 Annual Finacial Report.
			2017 $	2016 $
	2.	Profit from Ordinary Activities
ASX Append 4E.3		Loss from ordinary activities before income tax includes the following items of revenue and expense:
		Revenue from Operating Activities
		Interest received	7,772	41,217
		Sundry Income	5	743
			7,777	41,960
	3.	Commentary on Results
ASX Append 4E.14		See above from page 3.

Mission NewEnergy Limited ___________________________________________________________________
	Notes to the Preliminary Final Report For the Year Ended 30 June 2017

4.	Trade and other payables

	CURRENT	2017 $	2016 $
	Trade and other payables	21,072	104,157
	Short-term provisions	183,885	1,301,541
		204,957	1,405,698

5.	Retained Earnings/(Accumulated Losses)
		2017 $	2016 $
ASX Append 4E.8	Balance at the beginning of the financial period	3,037,270	5,365,815
	Share of net profit of associate accounted for using the equity method	(38,174)	(110,007)
	Net Profit (loss) attributable to the members of Mission NewEnergy Ltd	(4,512,430)	(2,218,538)
	Balance at the end of the financial period	(1,513,334)	3,037,270

Mission NewEnergy Limited _________________________________________________________________
Notes to the Preliminary Final Report For the Year Ended 30 June 2017
6.	Notes to the Statement of Cash Flows
ASX Append 4E.5	Reconciliation of Cash	2017 $	2016 $

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the balance sheet as follows:

	Cash	387,840	1,400,538

Reconciliation of Profit from Ordinary Activities after Related Income Tax to Net Cash Used in Operating Activities

	2017	2016
	$	$
Profit / (Loss) after income tax before non-controlling interests	(4,550,604)	(2,328,545)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	487	175
Impairment of loan to subsidiary	4,436	-
Impairment of associate	3,608,038	-
Provision for employee benefits	(2,826)	9,094
Share of net loss/(profit) of associate	38,174	110,007
Net cash provided by / (used in) operating activities before change in assets and liabilities	(902,295)	(2,209,269)

Change in assets and liabilities
- (Increase) decrease in receivables	1,091	75,730
- (Increase) decrease in other assets	(4,691)	36,022
- Increase (decrease) in creditors and accruals	(87,870)	(325,926)
 Foreign Currency Adjustments	15,041	345,810
	(76,429)	131,636
Cash (used in) operations	(978,724)	(2,077,633)

7.	Details Relating to Dividends (Distributions)
ASX Append 4E.6 ASX Append 4E.14.2 Source Reference		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.

8.		Earnings Per Share
			2017 $ per share	2016 $ per Share
		Basic earnings/(loss) per share (EPS)	(0.11)	(0.06)
		Diluted earnings/(loss) per share (EPS)	(0.11)	(0.06)
ASX Append 4E.14.1		Basic Earnings per Share
		The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:
			2017 $	2016 $
		Earnings (a)	(4,550,604)	(2,328,545)

			2017 Number	2016 Number
		Weighted average number of ordinary shares (b)	40,870,275	40,870,275

	(a)	Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:
		2017 $		2016 $
		Operating net profit attributable to the members of Mission NewEnergy Limited	(4,550,604)	(2,328,545)
		Earnings used in the calculation of basic EPS	(4,550,604)	(2,328,545)

Mission NewEnergy Limited
___________________________________________________________________

Notes to the Preliminary Final Report
For the Year Ended 30 June 2017

Source Reference
9.	Net Tangible Assets Per Security
		2017 $ per share	2016 $ per share
ASX Append 4E.9	Net tangible asset surplus per security	0.005	0.12

10.	Details of Entities Over which Control Has Been Gained or Lost
ASX Append 4E.10	NIL
ASX Append 4E.10.1
ASX Append 4E.10.2
ASX Append 4E.10.3

11.	Contingent Liabilities and Contingent Assets
The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2017.

12.	Segment Information

ASX Append 4E.14.4	Refer to Attachment 1

13.	Discontinuing Operations
NA

Source Reference

14.	Other Significant Information

ASX Append 4E.12
The impairment of investment in associate is as a result of the change in classicification from an investment in associate to asset held for sale. Detailed discussion is included in the review of operations above.

15.	Information on Audit or Review
ASX Append 4E.15	This preliminary final report is based on accounts to which one of the following applies.
	The accounts have been audited	The accounts have been subject to review
	X The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4E.16	Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4E.17	Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

Attachment 1
Segment Report – 2017	Biodiesel Refining	Corporate	Total
	2017 $	2017 $	2017 $
Revenue
Revenue from external customers	-	-	-
Interest received	2,744	5,028	7,772
Other revenue	-	5	5
Total segment revenue	2,744	5,033	7,777
Employee benefits expense	(70,590)	(34,679)	(105,269)
Executive Directors benefits expense	(15,991)	(293,600)	(309,591)
Non-Executive Directors benefits expenses	-	(52,360)	(52,360)
Impairment of investment in associate	(3,608,038)	-	(3,608,038)
Depreciation and amortisation	(487)	-	(487)
Finance costs	-	-	-
Other expenses	(169,139)	(272,071)	(441,210)
Share of net profit of associate accounted for using the equity method	(38,174)	-	(38,174)
Segment result before tax	(3,899,675)	(647,677)	(4,547,352)
Income tax expense	(3,252)	-	(3,252)
Net profit / (loss) for the year			(4,550,604)

Non-current Segment assets	1,748	-	1,748
Total Segment assets	40,499	358,974	399,473
Segment liabilities	(3,864)	(201,093)	(204,957)
Acquisitions of property, plant and equipment	-	-	-